White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

N E W S R E L E A S E

Vancouver, British Columbia
White Knight Resources Ltd. (TSXV – WKR)
April 6, 2005

White Knight Resources Ltd. has granted incentive stock options to an officer to purchase up to 100,000 shares at $0.67 per share for a five-year period, pursuant to its Stock Option Plan.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.